

Maxwell ✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕✕ Wed, Jan 22, 11:38 AM ☆ ↩ ⋮

to ✕✕ ▾

Hey ✕✕,

Happy 2025, hope your holidays were restful and full of good family time.

I had two quick things I'd love to connect about:

> 1. **I'd love to figure out how BackerKit can help be a better partner to Dragonsteel in 2025.** I know you announced the new WoT Leatherbound, and I'd love to hear a bit more about what y'all are thinking of doing. When we spoke at Nexus, I mentioned that it would be great to get an understanding of how to partner a bit closer, so we could have the biggest possible impact. I know there may still be a hill to climb, but I'd love to understand where you are all at so we could see if we could be helpful in any capacity. We'll also ▮ checking in soon with Kara and Kellyn about interest in doing a Nexustopia or Fantasytopia together this year.
>
> 2. **(Fully confidential). BackerKit is going to be running a Regulation CF Equity Crowdfunding Campaign to further fuel our growth for our new platform.** We've been running the business for over a decade profitably, but I see a real opportunity to double down on our crowdfunding momentum at this point in time. We're doing this as an equity crowdfunding campaign instead of going to institutional investors since we want to prioritize getting capital from our users, so we never have to answer to anyone else other than the creators we serve. Dragonsteel has been a great partner to us thus far, and I'd love the opportunity to share more about what we're doing and see if there might be any appetite for Dragonsteel (or ✕✕✕✕ personally) to be involved more directly.

I'd love to connect and get your advice and input on both of these topics. Do you have any time for a chat next week?

Talk soon,
Max